Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Montréal Exchange Inc.
Commission File No. 132-02637
Date: January 30, 2008

MEDIA RELEASE

FOR IMMEDIATE RELEASE

The Exchange Tower

130 King Street West

Toronto, Canada

M5X 1J2

T (416) 947-4682

F (416) 947-4662

steve.kee@tsx.com

January 30, 2008

TSX Group Inc. Reports Results for Fourth Quarter and Full Year 2007

•	Revenue of $111.2 million for Q4/07, up 22% over Q4/06
•	Diluted earnings per share of 45 cents for Q4/07, after a reduction of 20 cents per share related to a reduction in the value of the future tax asset
•	Diluted earnings per share prior to a reduction in the value of the future tax asset* was 65 cents, an increase of 23% over Q4/06
•	Cash flows from operations of $53.2 million in Q4/07, an increase of 39% from Q4/06
•	Full year 2007 revenue of $424.7 million, up 20% over 2006
•	Full year 2007 net income of $148.7 million, up 13% over 2006
•	Full year 2007 cash flows from operations of $221.7 million, an increase of 17% from 2006

TORONTO – TSX Group Inc. [TSX:X] announced results for the fourth quarter and full year ended December 31, 2007:

Revenue in Q4/07 was $111.2 million, up 22% as compared with $91.0 million in Q4/06, reflecting increased revenue in the primary revenue streams of issuer services, trading and market data. Net income for Q4/07 decreased by 13% over Q4/06 to $30.4 million, or 46 cents per share (45 cents on a diluted basis), largely due to a reduction in the value of the future tax asset. Earnings per share prior to a reduction in the value of the future tax asset* was 66 cents (65 cents on a diluted basis). The future tax asset was reduced, and income tax expense increased by $13.3 million, primarily as a result of decreases in federal corporate income tax rates which were enacted in December 2007. The adjustment had no impact on cash flows and resulted in a reduction in net income of $13.3 million, or 20 cents per share (on both a basic and diluted basis).

_________________________

* See discussion under the heading Non-GAAP Financial Measures.

Revenue in 2007 was $424.7 million, up 20% as compared with $352.8 million in 2006 reflecting increased revenue in the primary revenue streams of issuer services, trading and market data. Net income increased by 13% over 2006 to $148.7 million, or $2.19 per common share ($2.17 on a diluted basis) largely due to the higher revenue partially offset by higher expenses and income taxes.

Earnings per share prior to a reduction in the value of the future tax asset* was $2.41 ($2.39 on a diluted basis) for 2007, a 16% increase (15% on a diluted basis) over the 2006 earnings per share prior to a reduction in the value of the future tax asset* of $2.08 ($2.07 on a diluted basis). In 2007, the future tax asset was reduced, and income tax expense increased by $15.1 million, primarily as a result of decreases in federal corporate income tax rates which were enacted in June and December 2007. The adjustment resulted in a reduction in net income of $15.1 million, or 22 cents per common share (on both a basic and diluted basis). In 2006, the future tax asset was reduced, and income tax expense increased primarily as a result of decreases in federal corporate income tax rates enacted in June 2006. The adjustment resulted in a reduction in net income of $11.0 million, or 16 cents per common share (on both a basic and diluted basis).

The following is a reconciliation of earnings per share to earnings per share prior to a reduction in the value of the future tax asset*:

Reconciliation for Q4/07 and Q4/06

	Q4/07		Q4/06
	Basic	Diluted	Basic	Diluted
Earnings per share	$0.46	$0.45	$0.51	$0.51
Adjustment related to reduction of the future tax asset	$0.20	$0.20	$0.02	$0.02
Earnings per share prior to a reduction in the value of the future tax asset*	$0.66	$0.65	$0.53	$0.53

Reconciliation for 2007 and 2006

	2007		2006
	Basic	Diluted	Basic	Diluted
Earnings per share	$2.19	$2.17	$1.92	$1.91
Adjustment related to reduction of the future tax asset	$0.22	$0.22	$0.16	$0.16
Earnings per share prior to a reduction in the value of the future tax asset*	$2.41	$2.39	$2.08	$2.07

_________________________

* See discussion under the heading Non-GAAP Financial Measures.

Michael Ptasznik, Interim Co-Chief Executive Officer and Chief Financial Officer of TSX Group, said, “We are pleased to report record annual results for 2007 in terms of both revenue and net income. Our core business of issuer services, trading and market data for Canadian equities continued to show solid growth. The growth in our business also reflects the ongoing benefits of revenue diversification. We expect to further diversify our revenue base and expand our product offering to customers once all of the necessary approvals are obtained to complete the combination of our operations with those of Montréal Exchange Inc. to create TMX Group Inc.”

Rik Parkhill, Interim Co-Chief Executive Officer and President, TSX Markets, added, “We recognized many key milestones in 2007 as our customers set records for volumes traded on our equity and energy exchanges. As well, we set a record with over 160,000 market data subscriptions at the end of 2007. We again implemented important changes in our trading fee model and on the technology front began the roll-out of TSX Quantum™ in the fourth quarter of 2007. We are now preparing for the successful launch of NGX’s arrangement with IntercontinentalExchange for energy trading and clearing scheduled for early 2008.”

Summary of Financial Information

(in millions of dollars, except per share amounts)

	Q4/07	Q4/06	Increase / (decrease)	% Increase/ (decrease)
Revenue	$111.2	$ 91.0	$ 20.2	22%
Expenses	$ 47.2	$ 39.3	$ 7.9	20%
Net income	$ 30.4	$ 35.1	($ 4.7)	(13%)
Earnings per share:
Basic	$ 0.46	$ 0.51	($ 0.05)	(10%)
Diluted	$ 0.45	$ 0.51	($ 0.06)	(12%)
Cash Flows from Operating Activities	$ 53.2	$ 38.2	$ 15.0	39%

(in millions of dollars, except per share amounts)

	2007	2006	Increase	% Increase
Revenue	$ 424.7	$ 352.8	$ 71.9	20%
Expenses	$ 181.6	$ 148.3	$ 33.3	22%
Net income	$ 148.7	$ 131.5	$ 17.2	13%
Earnings per share:
Basic	$ 2.19	$ 1.92	$ 0.27	14%
Diluted	$ 2.17	$ 1.91	$ 0.26	14%
Cash Flows from Operating Activities	$ 221.7	$ 189.5	$ 32.2	17%

Quarter Ended December 31, 2007 compared with Quarter Ended

December 31, 2006

Revenue

Revenue in Q4/07 was $111.2 million, up $20.2 million, or 22% as compared with $91.0 million in Q4/06 primarily reflecting increased issuer services, trading and market data revenue. Revenue in Q4/07 included $9.1 million from Shorcan Brokers Limited (Shorcan), Oxen Inc. which owns the Alberta Watt Exchange (Watt-Ex), PC-Bond® (acquired in Q4/06) and The Equicom Group Inc. (Equicom), acquired in Q2/07 (the acquisitions) as compared with $2.6 million in Q4/06.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in Q4/07 and Q4/06.

(in millions of dollars)

	Reported				Billed*
	Q4/07	Q4/06	$ increase	% increase	Q4/07	Q4/06	$ increase	% increase
Initial listing fees	$ 3.7	$ 3.0	$ 0.7	23%	$ 10.0	$ 6.7	$ 3.3	49%
Additional listing fees	$ 11.8	$ 9.6	$ 2.2	23%	$ 22.4	$ 22.2	$ 0.2	1%
Sustaining listing fees((	$ 17.3	$ 15.7	$ 1.6	10%	$ 17.3	$ 15.7	$ 1.6	10%
Other issuer services	$ 3.9	-	$ 3.9	-	$ 3.9	-	$ 3.9	-
Total listing fees	$ 36.7	$ 28.3	$ 8.4	30%	$ 53.6	$ 44.6	$ 9.0	20%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. These fees are recorded as “deferred revenue – initial and additional listing fees” and recognized on a straight-line basis over an estimated service period of ten years.

In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	Q4/07	Q4/06
Initial listing fees billed*	$ 10.0	$ 6.7
Initial listing fees billed* and deferred to future periods	($ 9.8)	($ 6.6)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 3.5	$ 2.9
Initial listing fee revenue reported	$ 3.7	$ 3.0

_________________________

* See discussion under the heading Non-GAAP Financial Measures.

* * Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the quarter. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight-line basis.

Additional Listing Fees (in millions of dollars)	Q4/07	Q4/06
Additional listing fees billed*	$ 22.4	$ 22.2
Additional listing fees billed* and deferred to future periods	($ 22.0)	($ 21.9)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 11.4	$ 9.3
Additional listing fee revenue reported	$ 11.8	$ 9.6
•

Initial and additional listing fees reported increased due to capital market activity and listing fees increases during the period from January 1, 1998 to December 31, 2007 compared with the period from January 1, 1997 to December 31, 2006. Initial and additional listing fees billed* in Q4/07, as compared with Q4/06, reflect changes in the number and value of securities listed and reserved in the respective quarters, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

•

The increase in Sustaining listing fees reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

•

Other issuer services includes revenue of $3.5 million from Equicom, acquired in June 2007. Equicom provides investor relations and related corporate communications services to public issuers in Canada.

Trading and Related Revenue

(in millions of dollars)

	Q4/07	Q4/06	$ increase	% increase
Capital markets:
• Toronto Stock Exchange	$ 24.5	$ 23.3	$ 1.2	5%
• TSX Venture Exchange	$ 9.2	$ 6.0	$ 3.2	53%
• Shorcan	$ 2.9	$ 0.9	$ 2.0	222%
Capital markets revenue	$ 36.6	$ 30.2	$ 6.4	21%
Energy markets revenue	$ 6.1	$ 5.2	$ 0.9	17%
Total trading and related revenue	$ 42.7	$ 35.4	$ 7.3	21%

Capital Markets

•

The volume of securities traded in Q4/07 on Toronto Stock Exchange increased by 13% over Q4/06 (24.7 billion securities in Q4/07 versus 21.8 billion securities in Q4/06) and the volume of securities traded in Q4/07 on TSX Venture Exchange increased by 61% over Q4/06 (15.1 billion securities in Q4/07 versus 9.4 billion securities in Q4/06). The total volume of securities traded in Q4/07 on both exchanges increased by 27% over Q4/06 (39.8 billion securities in Q4/07 versus 31.3 billion securities in Q4/06).

•	The impact from the growth in the volume of securities traded was partially offset by pricing changes which were effective November 1, 2007.
•	The increase was also partly attributable to the inclusion of revenue from Shorcan, acquired in December 2006.

Energy Markets

•

In Q4/07, the volumes traded or cleared in natural gas and electricity contracts on Natural Gas Exchange (NGX), excluding Watt-Ex which operates a procurement system, increased by 35% over Q4/06 (3.1 million terajoules in Q4/07 versus 2.3 million terajoules in Q4/06).

•	In Q4/07, NGX deferred more revenue related to longer-term contracts than in Q4/06, which somewhat offset the increase in revenue.

Market Data Revenue

(in millions of dollars)

Q4/07	Q4/06	$ increase	% increase
$ 28.3	$ 23.9	$ 4.4	18%
•

Market data revenue increased due to a 15% increase in the number of professional and equivalent real-time market data subscriptions (over 160,000 at the end of Q4/07 versus over 139,000 at the end of Q4/06). This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

•

The increase was also due to the inclusion of $2.3 million in revenue from PC-Bond in Q4/07, compared with $1.3 million in Q4/06 (following the acquisition in October 2006), and revenue from on-line delivery of data to retail investors and direct to client low latency data feeds for algorithmic traders.

•	The increase was also attributable to fee changes that were effective January 1, 2007.
•	Revenue recoveries related to under-reported usage of real-time quotes were $2.2 million in Q4/07 compared with $0.7 million in Q4/06.
•	The increase was partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since Q4/06.

Expenses

Expenses in Q4/07 were $47.2 million, an increase of $7.9 million, or 20%, as compared with $39.3 million in Q4/06. There were $8.6 million of expenses (including TSX Group’s amortization of intangible assets) related to the business operations of the acquisitions in Q4/07 as compared with $2.2 million in Q4/06. The increase in expenses was partially offset by the impact of capitalizing $1.9 million of Compensation and benefits costs and $0.2 million in General and administration costs related to the internal development of the TSX Quantum trading engine.

Compensation and Benefits

(in millions of dollars)

Q4/07	Q4/06	$ increase	% increase
$ 24.7	$ 21.3	$ 3.4	16%
•	Compensation and benefits costs increased by $3.4 million due to costs related to the business operations of the acquisitions.
•	There were higher expenses associated with annual salary increases, increased overall performance incentives and higher organizational transition costs.
•	The increase in Q4/07 compared with Q4/06 was partially offset by the impact of capitalizing $1.9 million of internal development costs related to the TSX Quantum trading engine.
•

There were 603 employees at December 31, 2007 versus 548 at December 31, 2006. On June 1, 2007, we acquired Equicom, which has 58 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of General and administration costs. These increases were partially offset by a net reduction of 16 employees in our core businesses.

Information and Trading Systems

(in millions of dollars)

Q4/07	Q4/06	$ increase	% increase
$ 6.6	$ 5.7	$ 0.9	16%
•	Information and trading systems costs increased by $0.2 million due to expenses related to the business operations of the acquisitions. There were also higher licensing and maintenance costs.
•	The increase was also attributable to costs associated with providing TSXconnect®, an investor relations product that delivers market data, analytic and competitive information to our listed issuers.

General and Administration

(in millions of dollars)

Q4/07	Q4/06	$ increase	% increase
$ 11.7	$ 8.5	$ 3.2	38%
•	General and administration costs increased by $2.0 million due to expenses related to the business operations of the acquisitions. There was also higher capital tax expense.
•

The increase was somewhat offset by lower costs resulting from insourcing the investigative research function. In addition, $0.2 million of internal development costs related to the TSX Quantum trading engine were capitalized.

Amortization

(in millions of dollars)

Q4/07	Q4/06	$ increase	% increase
$ 4.2	$ 3.7	$ 0.5	14%
•	Amortization costs increased by $0.8 million reflecting higher amortization associated with the acquisitions, partially offset by reduced depreciation of tangible assets.

Income from Investment in Affiliate

(in millions of dollars)

Q4/07	Q4/06	$ increase
$ 0.2	$ 0.0	$ 0.2
•

Income from investment in affiliate represents TSX Group’s share of CanDeal.ca Inc.’s (CanDeal) income for Q4/07 based on a 47% interest in CanDeal. The improvement is due to CanDeal’s continued progress in adding buy-side institutional investors, the introduction of transaction fees and continued cost containment measures. In addition, the six liquidity providers, who are also CanDeal shareholders, renewed their commitment to CanDeal in July 2007, which had a positive impact on revenues in Q4/07.

Investment Income

(in millions of dollars)

Q4/07	Q4/06	$ (decrease)	% (decrease)
$ 4.0	$ 4.9	($ 0.9)	(18%)
•	Investment income decreased due to lower returns on short-term bond and mortgage investments during Q4/07 versus Q4/06, somewhat offset by higher returns on money market investments.

Income Taxes

(in millions of dollars)

		Effective tax rate (%)
Q4/07	Q4/06	Q4/07	Q4/06
$ 37.8	$ 21.6	55%	38%
•	The effective tax rate in both Q4/06 and Q4/07 was higher than our effective statutory tax rate of 35% primarily due to a reduction in the value of the future tax asset in both years.
•

The higher effective tax rate in Q4/07 related primarily to an increase of $13.3 million in income tax expense due to a reduction in the value of the future tax asset. In December 2007, the federal government enacted legislation to reduce corporate income tax rates for 2008 to 2012 and beyond.

•	The higher effective tax rate in Q4/06 related primarily to an increase of $1.4 million in income tax expense due to a reduction in the value of the future tax asset.

Year Ended December 31, 2007 compared with Year Ended

December 31, 2006

Revenue

Revenue in 2007 was $424.7 million, up $71.9 million, or 20% compared with $352.8 million in 2006, reflecting increased issuer services, trading and market data revenue. Revenue in 2007 included $31.4 million from the acquisitions as compared with $2.6 million in 2006.

Issuer Services Revenue (previously Listing Revenue)

The following is a summary of issuer services revenue reported and issuer services fees billed* (reconciled below in this section) in 2007 and 2006.

(in millions of dollars)

	Reported				Billed*
	2007	2006	$ increase	% increase	2007	2006	$ increase	% increase
Initial listing fees	$ 13.8	$ 11.4	$ 2.4	21%	$ 32.3	$ 28.4	$ 3.9	14%
Additional listing fees	$ 44.0	$ 35.9	$ 8.1	23%	$104.1	$ 86.3	$ 17.8	21%
Sustaining listing fees**	$ 68.0	$ 61.2	$ 6.8	11%	$ 68.0	$ 61.2	$ 6.8	11%
Other issuer services	$ 8.1	-	$ 8.1	-	$ 8.1	-	$ 8.1	-
Total issuer services fees	$ 133.9	$ 108.5	$ 25.4	23%	$ 212.5	$ 175.9	$ 36.6	21%

Initial and additional listing fees are non-refundable fees paid by listed issuers for the listing or reserving of securities. In the case of Toronto Stock Exchange, effective April 2007, customers are billed for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. These fees are recorded as “deferred revenue – initial and additional listing fees” and recognized on a straight line basis over an estimated service period of ten years. The following is a reconciliation of initial and additional listing fees billed* to initial and additional listing fees reported:

Initial Listing Fees (in millions of dollars)	2007	2006
Initial listing fees billed*	$ 32.3	$ 28.4
Initial listing fees billed* and deferred to future periods	($ 31.8)	($ 28.0)
Recognition of initial listing fees billed* and previously included in deferred revenue	$ 13.3	$ 11.0
Initial listing fees revenue reported	$ 13.8	$ 11.4

_________________________

* See discussion under the heading Non-GAAP Financial Measures.

** Sustaining listing fees billed, as shown in this table, represents the amount recognized for accounting purposes during the period. Sustaining listing fees are billed during the first quarter of the year, recorded as deferred revenue and amortized over the year on a straight line basis.

Additional Listing Fees (in millions of dollars)	2007	2006
Additional listing fees billed*	$104.1	$ 86.3
Additional listing fees billed* and deferred to future periods	($102.4)	($ 84.9)
Recognition of additional listing fees billed* and previously included in deferred revenue	$ 42.3	$ 34.5
Additional listing fees revenue reported	$ 44.0	$ 35.9

•

Initial and additional listing fees reported increased due to capital market activity and listing fees increases during the period from April 1, 1997 to December 31, 2007 compared with the period from April 1, 1996 to December 31, 2006. Initial and additional listing fees billed* in 2007, as compared with 2006, reflect changes in the number and value of securities listed and reserved in the respective periods, as well as changes to the pricing model for each equity exchange that were effective January 1, 2007.

•

The increase in Sustaining listing fees reflected the overall higher market capitalization of listed issuers at the end of 2006 compared with the end of 2005. Issuers listed on Toronto Stock Exchange and TSX Venture Exchange pay annual fees primarily based on their market capitalization at the end of the prior calendar year, subject to minimum and maximum fees. In addition, revenue from sustaining listing fees increased due to fee increases on each equity exchange that were effective January 1, 2007.

•	Other issuer services includes revenue of $7.7 million from Equicom, acquired in June 2007.

_________________________

* See discussion under the heading Non-GAAP Financial Measures.

Trading and Related Revenue

(in millions of dollars)

	2007	2006	$ increase	% increase
Capital markets:
• Toronto Stock Exchange	$ 101.9	$ 98.3	$ 3.6	4%
• TSX Venture Exchange	$ 32.7	$ 28.0	$ 4.7	17%
• Shorcan	$ 13.1	$ 0.9	$ 12.2	1,356%
Capital markets revenue	$147.7	$ 127.2	$ 20.5	16%
Energy markets revenue	$ 21.6	$ 19.1	$ 2.5	13%
Total trading and related revenue	$169.3	$ 146.3	$ 23.0	16%

Capital Markets

•	The increase was primarily attributable to the inclusion of revenue of $13.1 million from Shorcan, acquired in December 2006.
•

The volume of securities traded in 2007 on Toronto Stock Exchange increased by 17% over 2006 (96.1 billion securities in 2007 versus 82.0 billion securities in 2006) and the volume of securities traded in 2007 on TSX Venture Exchange increased by 41% over 2006 (53.2 billion securities in 2007 versus 37.7 billion securities in 2006). The total volume of securities traded in 2007 on both exchanges increased by 25% over 2006 (149.3 billion securities in 2007 versus 119.7 billion securities in 2006).

•

The impact from the growth in the volume of securities traded was partially offset by the impact from converting to a volume-based fee structure from a value-based fee model effective July 1, 2006 and from pricing changes which were effective November 1, 2007.

Energy Markets

•	The increase was partially due to the inclusion of revenue of $1.6 million from Watt-Ex in 2007 compared with $0.3 million in 2006 following the acquisition in October, 2006.
•

In 2007, the volumes traded or cleared in natural gas and electricity contracts on NGX, excluding Watt-Ex which operates a procurement system, increased by 14% over 2006 (11.2 million terajoules in 2007 versus 9.8 million terajoules in 2006). In 2007, NGX deferred more revenue related to longer-term contracts than in 2006, which somewhat offset the increase in revenue.

Market Data Revenue

(in millions of dollars)

2007	2006	$ increase	% increase
$ 110.2	$ 86.9	$ 23.3	27%
•

Market data revenue increased due to a 16% increase in the average number of professional and equivalent real-time market data subscriptions in 2007 versus 2006. There were over 160,000 professional and equivalent real-time market data subscriptions at December 31, 2007. This increase reflects higher sales to U.S. customers, additional subscriptions for TSX Venture Exchange data and increased sales of premium products.

•

The increase was also due to the inclusion of $8.8 million in revenue from PC-Bond, compared with $1.3 million in 2006 (following the acquisition in October 2006), and revenue from on-line delivery of data to retail investors and direct-to-client low latency data feeds for algorithmic traders.

•	The increase was also attributable to fee changes that were effective January 1, 2007.
•	The increase was partially offset by lower revenue recoveries related to under-reported usage of real-time quotes which were $3.7 million in 2007 as compared with $5.6 million in 2006.
•	The increase was also partially reduced by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar since 2006.

Expenses

Expenses were $181.6 million in 2007, an increase of $33.3 million, or 22%, compared with $148.3 million in 2006. There were $28.3 million of expenses (including TSX Group’s amortization of intangible assets) related to the business operations of the acquisitions as compared with $2.2 million in 2006. The increase in expenses was partially offset by the impact of capitalizing $5.1 million of Compensation and benefits costs and $0.6 million of General and administration costs related to the internal development of the TSX Quantum trading engine.

Compensation and Benefits

(in millions of dollars)

2007	2006	$ increase	% increase
$ 96.3	$ 79.0	$ 17.3	22%
•	Compensation and benefits costs increased by $13.4 million due to costs related to the business operations of the acquisitions.
•

There were higher expenses associated with annual salary increases, higher overall performance incentive accruals and benefit costs. In addition to the costs associated with the acquisitions, there was also an increase of $2.7 million in organizational transition costs in our core business compared with 2006.

•	The increase in 2007 compared with 2006 was partially offset by the impact of capitalizing $5.1 million of internal development costs related to the TSX Quantum trading engine.
•

There were 603 employees at December 31, 2007 versus 548 at December 31, 2006. On June 1, 2007, we acquired Equicom, which has 58 employees. In addition, in Q2/07, 13 employees that perform investigative research, previously employed by Market Regulation Services Inc., were transferred to TSX Inc. The insourcing of the investigative research function has resulted in a reduction of General and administration costs. These increases were partially offset by a net reduction of 16 employees in our core businesses.

Information and Trading Systems

(in millions of dollars)

2007	2006	$ increase	% increase
$ 26.5	$ 22.0	$ 4.5	20%
•	Information and trading systems costs increased by $2.0 million due to expenses related to the business operations of the acquisitions. There were also higher maintenance costs.
•	The increase was also due to higher expenses associated with providing TSXconnect, an investor relations product that delivers market data, analytic and competitive information, to our listed issuers.

General and Administration

(in millions of dollars)

2007	2006	$ increase	% increase
$ 43.0	$ 34.2	$ 8.8	26%
•	General and administration costs increased by $6.6 million due to expenses related to the business operations of the acquisitions.
•

The increase was also attributable to higher fees paid to external advisors primarily relating to the initiatives that were announced in Q1/07, as well as higher directors’ fees and increased capital tax.

•

General and administration costs do not include $3.1 million of fees paid to external advisors relating to the proposed combination of TSX Group with MX, announced on December 10, 2007. These costs were capitalized and are included in Other Assets.

•

The increase was partially offset by lower costs resulting from the insourcing of the investigative research function. In addition, $0.6 million of internal development costs related to the TSX Quantum trading engine were capitalized.

Amortization

(in millions of dollars)

2007	2006	$ increase	% increase
$ 15.8	$ 13.0	$ 2.8	22%
•	Amortization costs increased by $4.1 million reflecting higher amortization associated with the acquisitions, partially offset by reduced depreciation of tangible assets.

Income (Loss) from Investment in Affiliate

(in millions of dollars)

2007	2006	$ increase
$ 0.4	($ 0.1)	$ 0.5
•

Income (loss) from investment in affiliate represents our share of CanDeal’s income for 2007 based on our 47% interest in CanDeal. The improvement in earnings is due to CanDeal’s continued progress in adding buy-side institutional investors, the introduction of transaction fees and continued cost containment measures.

Investment Income

(in millions of dollars)

2007	2006	$ (decrease)	% (decrease)
$ 13.9	$ 14.4	($ 0.5)	(3%)
•	Investment income decreased due to lower returns on short-term bond and mortgage fund investments, partially offset by improved returns from money market investments.

Income Taxes

(in millions of dollars)

			Effective tax rate (%)
2007	2006	$ increase	2007	2006
$ 108.7	$ 87.4	$ 21.3	42%	40%
•	The effective tax rate in both 2006 and 2007 was higher than our effective statutory tax rate of approximately 35% primarily due to a reduction in the value of the future tax asset in both years.
•

In 2007, there was an increase of $15.1 million in income tax expense due to a reduction in the value of the future tax asset. In June 2007, the federal government enacted changes in corporate income tax rates for 2011 and beyond. As well, in December 2007, the federal government enacted further changes in corporate income tax rates for 2008 to 2012 and beyond.

•

In 2006, there was an increase of $11.0 million in income tax expense, primarily due to a reduction in the value of the future tax asset. In June 2006, the federal government enacted legislation to reduce corporate income tax rates for 2008 to 2010 and beyond, which was the primary reason for the reduction in the value of the future tax asset.

Liquidity and Capital Resources

Cash and Marketable Securities

(in millions of dollars)

2007	2006	$ (decrease)
$ 302.8	$ 322.1	($ 19.3)
•

The decrease was primarily due to the payment of four dividends of $0.38 per common share, or $103.5 million in aggregate and by payments totalling $107.6 million relating to the repurchase of 2,399,862 common shares under a normal course issuer bid (NCIB) in 2007. In addition, we invested $31.1 million of cash in acquisitions (including intangible assets) and capital expenditures during 2007. These decreases were offset by $221.7 million in cash generated from operations in 2007.

Total Assets

(in millions of dollars)

2007	2006	$ (decrease)
$ 1,523.9	$ 1,572.8	($ 48.9)
•

Total assets decreased primarily due to lower energy contracts receivable of $745.4 million at December 31, 2007 related to the clearing operations of NGX, compared with $889.4 million at the end of 2006. The reduced level of receivables reflected lower natural gas prices at the end of December 2007 compared with the end of December 2006. As the clearing counterparty to every trade, NGX also carries offsetting liabilities in the form of energy contracts payable, which were $745.4 million at December 31, 2007 compared with $889.4 million at the end of 2006.

•

The overall decrease was partially offset by an increase to current assets following a change in accounting policy adopted effective January 1, 2007. We recorded $74.9 million related to the fair value of open energy contracts as at December 31, 2007. NGX also carried offsetting liabilities related to the fair value of open energy contracts which were $74.9 million at December 31, 2007.

Shareholders’ Equity

(in millions of dollars)

2007	2006	($ decrease)
$ 171.9	$ 227.0	($ 55.1)
•

Shareholders’ equity decreased primarily due to dividend payments totaling $103.5 million and the repurchase during 2007 of 2,399,862 common shares at a cost of $107.6 million under our NCIB. The decrease was partially offset by net income of $148.7 million in 2007.

•

Under the NCIB, we announced that we intend to repurchase up to 6,841,051 of our common shares of which 2,399,862 were repurchased in 2007. These purchases, carried out through the facilities of Toronto Stock Exchange and made in accordance with its requirements, will terminate on August 6, 2008 or such earlier date as we complete our purchases. Effective December 10, 2007, we terminated our pre-defined plan with our appointed broker that permitted us to repurchase our common shares at times when we would not ordinarily be active in the market.

•

At December 31, 2007 there were 66,278,370 common shares issued and outstanding. In 2007, 256,968 common shares were issued on the exercise of share options. At December 31, 2007, 4,421,950 common shares were reserved for issuance upon the exercise of options granted under the share option plan. At December 31, 2007, there were 973,522 options outstanding.

•

We have obtained approval from Toronto Stock Exchange to issue up to 1.5 million common shares in connection with the purchase price payable for NetThruPut Inc. (NTP) if we exercise our right to acquire NTP from Enbridge and Circuit Technology. In addition, we have obtained conditional approval from Toronto Stock Exchange to issue up to 15.5 million common shares in connection with the amalgamation with MX.

•	At January 29, 2008, there were 66,283,370 common shares issued and outstanding and 967,818 options outstanding under the share option plan.

Cash Flows from Operating Activities

(in millions of dollars)

	Q4/07	Q4/06	Increase in cash
Cash Flows from Operating Activities	$ 53.2	$ 38.2	$ 15.0

Cash Flows from Operating Activities were $15.0 million higher in Q4/07 compared with Q4/06 due to:

(in millions of dollars)

	Q4/07	Q4/06	Increase/ (decrease) in cash
Net income	$ 30.4	$ 35.1	($ 4.7)
Amortization	$ 4.2	$ 3.7	$ 0.5
Increase/(decrease) in future tax asset	$ 10.3	($ 2.3)	$ 12.6
Increase in accounts receivable and prepaid expenses	($ 2.0)	($ 3.1)	$ 1.1
Net increase in accounts payable and accrued liabilities	$ 12.4	$ 1.5	$ 10.9
(Decrease) in deferred revenue	($ 1.6)	($ 1.1)	($ 0.5)
Increase in income taxes payable	$ 1.8	$ 3.3	($ 1.5)
Net increase/(decrease) in other items	($ 2.3)	$ 1.1	($ 3.4)
Cash Flows from Operating Activities	$ 53.2	$ 38.2	$ 15.0

(in millions of dollars)

	2007	2006	Increase in cash
Cash Flows from Operating Activities	$ 221.7	$ 189.5	$ 32.2

Cash Flows from Operating Activities were $32.2 million higher in 2007 compared with 2006 due to:

(in millions of dollars)

	2007	2006	Increase / (decrease) in cash
Net income	$ 148.7	$ 131.5	$ 17.2
Amortization	$ 15.8	$ 13.0	$ 2.8
Increase/(decrease) in future tax asset	($ 3.1)	($ 12.6)	$ 9.5
Increase in accounts receivable and prepaid expenses	($ 15.2)	($ 6.1)	($ 9.1)
Net increase in accounts payable and accrued liabilities	$ 7.0	$ 0.6	$ 6.4
Increase in deferred revenue that results from not recognizing a portion of listing fees billed in the year	$ 78.0	$ 67.3	$ 10.7
(Decrease) in income taxes payable	($ 11.5)	($ 7.4)	($ 4.1)
Net increase in other items	$ 2.0	$ 3.2	($ 1.2)
Cash Flows from Operating Activities	$ 221.7	$ 189.5	$ 32.2

Cash Flows from (Used in) Financing Activities

(in millions of dollars)

	Q4/07	Q4/06	Increase/ (decrease) in cash
Cash Flows from (used in) Financing Activities	($ 59.3)	($ 22.7)	($ 36.6)

Cash Flows from (used in) Financing Activities were $36.6 million higher in Q4/07 compared with Q4/06 due to:

(in millions of dollars)

	Q4/07	Q4/06	Increase/ (decrease) in cash
(Decrease) in obligation under capital lease	($ 0.2)	($ 0.2)	-
Proceeds from exercised options	$ 0.1	$ 0.1	-
Dividends paid on common shares	($ 25.4)	($ 22.6)	($ 2.8)
Repurchase of common shares under NCIB	($ 33.8)	-	($ 33.8)
Cash Flows from (used in) Financing Activities	($ 59.3)	($ 22.7)	($ 36.6)

(in millions of dollars)

	2007	2006	Increase/ (decrease) in cash
Cash Flows from (used in) Financing Activities	($ 207.4)	($ 85.8)	($ 121.6)

Cash Flows from (used in) Financing Activities were $121.6 million higher in 2007 compared with 2006 due to:

(in millions of dollars)

	2007	2006	Increase/ (decrease) in cash
(Decrease) in obligation under capital lease	($ 0.7)	($ 0.9)	$ 0.2
Proceeds from exercised options	$ 4.4	$ 5.3	($ 0.9)
Dividends paid on common shares	($103.5)	($ 90.2)	($ 13.3)
Repurchase of common shares under NCIB	($107.6)	-	($107.6)
Cash Flows from (Used in) Financing Activities	($207.4)	($ 85.8)	($121.6)

Cash Flows from (Used in) Investing Activities

(in millions of dollars)

	Q4/07	Q4/06	Increase in cash
Cash Flows from (used in) Investing Activities	$ 13.4	($ 56.6)	$70.0

Cash Flows from Investing Activities were $70.0 million higher in Q4/07 compared with Q4/06 due to:

(in millions of dollars)

	Q4/07	Q4/06	Increase / (decrease) in cash
Capital expenditures primarily related to technology investments and leasehold improvements	($ 1.9)	($ 0.6)	($ 1.3)
Acquisitions (net of cash acquired)	-	($ 53.7)	$ 53.7
Additions to intangible assets including TSX Quantum internal development costs	($ 2.2)	-	($ 2.2)
Net sale (purchase) of marketable securities	$ 17.5	($ 2.3)	$ 19.8
Cash Flows from (used in) Investing Activities	$ 13.4	($ 56.6)	$ 70.0

(in millions of dollars)

	2007	2006	Increase in cash
Cash Flows from (used in) Investing Activities	$ 2.1	($ 95.2)	$ 97.3

Cash Flows from Investing Activities were $97.3 million higher in 2007 compared with 2006 due to:

(in millions of dollars)

	2007	2006	Increase / (decrease) in cash
Capital expenditures (net proceeds on disposal) primarily related to technology investments and leasehold improvements	($ 6.5)	($ 4.2)	($ 2.3)
Payments related to option to purchase NetThruPut Inc. shares	($ 10.3)	-	($ 10.3)
Acquisitions (net of cash acquired)	($ 8.2)	($ 53.7)	$ 45.5
Additions to intangible assets including TSX Quantum internal development costs	($ 6.2)	-	($ 6.2)
Net sale (purchase) of marketable securities	$ 33.3	($ 37.3)	$ 70.6
Cash Flows from (used in) Investing Activities	$ 2.1	($ 95.2)	$ 97.3

Financial Statements Governance Practice

The Finance & Audit Committee of the Board of Directors of TSX Group Inc. reviewed this press release as well as the 2007 audited consolidated financial statements and Management’s Discussion and Analysis (MD&A), and recommended they be approved by the Board of Directors. Following review by the full Board, the financial statements, MD&A and the contents of this press release were approved.

Consolidated Financial Statements

TSX Group’s 2007 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars. The financial information in this press release is in Canadian dollars unless otherwise indicated and is based on financial statements prepared in accordance with Canadian GAAP, unless otherwise noted.

TSX Group expects to file its 2007 audited consolidated financial statements and MD&A with Canadian securities regulators today, after which time the statements and related MD&A may be accessed through www.sedar.com, or on the TSX Group website at www.tsx.com. We are not incorporating information contained on the website in this press release. In addition, copies of these documents will be available upon request, at no cost, by contacting TSX Group Investor Relations by phone at (416) 947-4277 or by e-mail at shareholder@tsx.com.

Non-GAAP Financial Measures

In April 2007, TSX Group began to bill Toronto Stock Exchange customers for initial and additional listing fees. Prior to this date, these fees were paid upon the listing or reserving of securities which is still the practice on TSX Venture Exchange. With the adoption of a new system, there is now a lag between when securities are issued or reserved and when these listing fees are paid for Toronto Stock Exchange listed issuers. In order to reflect this change, we have adopted the terms issuer services fees billed, initial listing fees billed and additional listing fees billed. These terms replace “listing fees received”, “initial listing fees received” and “additional listing fees received”, which have been used in previous financial reporting. The composition of these measures, however, is unchanged.

Certain measures used in this press release, specifically issuer services fees billed, initial listing fees billed and additional listing fees billed do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. We present these measures as an indication of how initial and additional listing activity and the fees billed for listing or reserving securities, impact the financial performance and cash flows of our business. Management uses these measures to assess the effectiveness of our strategy to serve our listed issuers and grow the listings portion of our business.

We present earnings per share prior to a reduction in the value of the future tax asset as an indication of operating performance exclusive of tax charges, which primarily relate to lower federal corporate income tax rates and other adjustments. This measure is unlikely to be comparable to similar measures presented by other issuers. Management uses this measure to assess financial performance excluding non-cash items such as the reduction of the future tax asset.

Forward-Looking Information, Risks and Uncertainties

This press release contains “forward looking information” (as defined in applicable Canadian securities legislation) that is based on expectations, estimates and projections as of the date of this press release. Often, but not always, such forward looking information can be identified by the use of forward looking words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or the negatives of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or not be taken, occur or be achieved. Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of TSX Group to be materially different from any future results, performance or achievements expressed or implied by the forward looking information in this press release.

Examples of such forward looking information in this press release include, but are not limited to factors relating to stock exchanges and the business, financial position, operations and prospects of TSX Group, which are subject to significant risks and uncertainties, including competition from other exchanges or marketplaces, including alternative trading systems, new technologies and other sources, on a national or international basis; dependence on the economy of Canada; failure to retain and attract qualified personnel; geopolitical factors which could cause business interruption; dependence on information technology; failure to implement our strategies; changes in regulation; risks of litigation; failure to develop or gain acceptance of new products; adverse effect of new business activities; dependence of trading operations on a small number of clients; the risks associated with NGX’s clearing operations; the risks associated with the credit of customers; cost structures being largely fixed; and dependence on market activity that cannot be controlled. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking information contained in this press release.

Such forward looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with business and economic conditions generally; exchange rates (including estimates of the U.S. dollar — Canadian dollar exchange rate), the level of trading and activity on markets, and particularly the level of trading in TSX Group’s key products; the continued availability of financing on appropriate terms for future projects; productivity at TSX Group, as well as that of TSX Group’s competitors; market competition; research & development activities; the successful introduction of new equity products; tax benefits/charges; the impact on TSX Group of various regulations and initiatives; TSX Group’s ongoing relations with their employees; and the extent of any labour, equipment or other disruptions at any of their operations of any significance other than any planned maintenance or similar shutdowns.

While we anticipate that subsequent events and developments may cause our views to change, we have no intention to update this forward looking information, except as required by applicable law. This forward looking information should not be relied upon as representing our views as of any date subsequent to the date of this press release. We have attempted to identify important factors that could cause actual actions, events or results to differ materially from those current expectations described in forward looking information. However, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended and that could cause actual actions, events or results to differ materially from current expectations. There can be no assurance that forward looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. These factors are not intended to represent a complete list of the factors that could affect us. A description of the above-mentioned items and additional risk factors are discussed in TSX Group’s materials, including our 2007 Annual MD&A and annual information form. Please see the risk factors outlined in the previously mentioned documents, which risk factors are specifically incorporated by reference, filed with the securities regulatory authorities in Canada from time to time and the impact upon them of subsequently reported items.

About TSX Group Inc.

TSX Group operates Canada’s two national stock exchanges, Toronto Stock Exchange serving the senior equity market and TSX Venture Exchange serving the public venture equity market, NGX, a leading North American exchange for the trading and clearing of natural gas and electricity contracts and Shorcan, the country’s first fixed income inter-dealer broker. TSX Group also owns Equicom, a leading provider of investor relations and related corporate communication services in Canada. TSX Group is headquartered in Toronto and maintains offices in Montreal, Calgary and Vancouver.

TSX Group and Montréal Exchange Inc. (MX) previously announced that they have agreed to combine their organizations to create TMX Group Inc., a leading integrated exchange group, by means of an amalgamation. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TSX Group. Such an offer may only be made pursuant to a management information circular filed with the securities regulatory authorities in Canada and the United States in connection with the proposed amalgamation. MX filed a management information circular with Canadian provincial securities regulators on January 14, 2008 and TSX Group filed a registration statement with the United States Securities and Exchange Commission (“SEC”) on January 14, 2008 which included the management information circular. Investors and security holders are urged to read the management information circular regarding the proposed business combination because it contains important information in respect of the proposed transaction. Investors may obtain a free copy of the management information circular on SEDAR at www.sedar.com and a free copy of the registration statement including the management information circular on the SEC’s website at www.sec.gov. The management information circular may also be obtained for free on MX’s website www.m-x.ca or by directing a request to MX.

Teleconference / Audio Webcast

TSX Group will host a teleconference / audio webcast to discuss the financial results for fourth quarter and year ended 2007.

Time: 5:00 p.m. – 6:00 p.m. EST on Wednesday, January 30, 2008.

To teleconference participants: Please call the following number at least 15 minutes prior to the start of the event.

Teleconference Number:	416-644-3416 or 1-800-733-7560
AudioWebcast:	www.tsx.com, under Investor Relations
Audio Replay:	416-640-1917 and 1-877-289-8525
The passcode for the replay is 21259196#

For further information please contact:

Steve Kee	Paul Malcolmson
Director	Director
Corporate Communications, TSX Group	Investor and Public Relations, TSX Group
Office:	416-947-4682	Office:	416-947-4317
E-Mail: steve.kee@tsx.com	E-Mail: paul.malcolmson@tsx.com

TSX Group Inc.
Consolidated Balance Sheets
(In thousands of dollars)
December 31, 2007 and 2006

	2007	2006
Assets
Current assets:
Cash	$53,398	$37,018
Marketable securities	249,399	285,055
Accounts receivable	48,438	34,298
Energy contracts receivable	745,378	889,395
Fair value of open energy contracts	74,907	-
Prepaid expenses	6,561	2,914
Future tax asset	22,840	25,095
	$1,200,921	$1,273,775
Premises and equipment	21,324	25,344
Future tax asset	131,613	127,362
Other assets	25,869	12,482
Investment in affiliate	11,731	11,357
Intangible assets	66,578	62,652
Goodwill	65,883	59,866
	$1,523,919	$1,572,838
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$48,175	$39,194
Energy contracts payable	745,378	889,395
Fair value of open energy contracts	74,907	-
Deferred revenue	6,484	6,468
Deferred revenue - initial and additional listing fees	61,820	50,410
Obligation under capital lease	152	778
Income taxes payable	9,724	20,465
	946,640	1,006,710
Accrued employee benefits liabilities	12,113	10,425
Obligation under capital lease	71	145
Other liabilities	30,331	32,880
Deferred revenue - initial and additional listing fees	362,854	295,723
	1,352,009	1,345,883
Shareholders' Equity:
Share capital	379,370	387,501
Share option plan	5,060	3,942
Deficit	(212,520)	(164,488)
	171,910	226,955
	$1,523,919	$1,572,838

TSX Group Inc.
Consolidated Statements of Income
(In thousands of dollars, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,

	2007	2006	2007	2006

Revenue:
Issuer services	$ 36,701	$ 28,261	$ 133,939	$ 108,483
Trading and related	42,728	35,404	169,237	146,253
Market data	28,325	23,926	110,241	86,941
Business services and other	3,437	3,434	11,307	11,170

	111,191	91,025	424,724	352,847

Expenses:
Compensation and benefits	24,669	21,330	96,251	79,006
Information and trading systems	6,566	5,725	26,505	22,014
General and administration	11,695	8,494	43,006	34,228
Amortization	4,248	3,737	15,838	13,048

	47,178	39,286	181,600	148,296

Income from operations	64,013	51,739	243,124	204,551

Income (loss) from investment in affiliate	182	37	374	(82)
Investment income	4,004	4,926	13,899	14,425

Income before income taxes	68,199	56,702	257,397	218,894

Income taxes	37,760	21,586	108,700	87,370

Net Income	$ 30,439	$ 35,116	$ 148,697	$ 131,524

Earnings per share:
Basic	$ .46	$ 0.51	$ 19	$ 1.92
Diluted	$ 0.45	$ 0.51	$ 17	$ 1.91

TSX Group Inc.

Consolidated Statements of Changes in Shareholders' Equity
(In thousands of dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Common shares:
Balance, beginning of year	$ 387,501	$ 380,925
Proceeds on options exercised	4,416	5,296
Cost of exercised options	1,165	1,280
Purchased under normal course issuer bid	(13,712)	-

Balance, end of year	379,370	387,501

Share option plan:
Balance, beginning of year	3,942	2,669
Cost of exercised options	(1,165)	(1,280)
Cost of share option plan	2,283	2,553

Balance, end of year	5,060	3,942

Deficit:
Balance, beginning of year	(164,488)	(205,799)
Transitional adjustment	621	-
Net income	148,697	131,524
Dividends on common shares	(103,465)	(90,213)
Purchased under normal course issuer bid	(93,885)	-

Balance, end of year	(212,520)	(164,488)

Shareholders' equity, end of year	$ 171,910	$ 226,955

.

TSX Group Inc.
Consolidated Statements of Cashflow
(In thousands of dollars)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,

	2007	2006	2007	2006

Cash flows from (used in ) operating activities:
Net income	$ 30,439	$ 35,116	$ 148,697	$ 131,524
Adjustments to determine net cash flows:
Amortization	4,248	3,737	15,838	13,048
Unrealized loss on marketable securities	185	-	3,142	-
(Income) loss from investment in affiliate	(182)	(37)	(374)	82
Cost of share option plan	544	667	2,283	2,553
Future tax asset	10,261	(2,252)	(3,060)	(12,608)
Accounts receivable and prepaid expenses	(2,002)	(3,137)	(15,173)	(6,095)
Energy contract receivables	(265,805)	(408,930)	144,017	114,925
Other assets	(2,929)	346	(3,122)	544
Accounts payable and accrued liabilities	10,492	(24,858)	7,878	(11,144)
Energy contract payables	265,805	408,930	(144,017)	(114,925)
Deferred revenues	(1,573)	(1,077)	78,027	67,346
Long-term accrued and other liabilities	1,918	26,318	(907)	11,709
Income taxes payable	1,824	3,344	(11,549)	(7,431)

	53,225	38,167	221,680	189,528

Cash flows from (used in ) financing activities:
Reduction in obligation under capital lease	(174)	(207)	(786)	(838)
Proceeds on options exercised	56	134	4,416	5,296
Purchased under normal course issuer bid	(33,793)	-	(107,597)	-
Dividends on Common shares	(25,352)	(22,575)	(103,465)	(90,213)

	(59,263)	(22,648)	(207,432)	(85,755)

Cash flows from (used in ) investing activities:
Additions to premises and equipment	(1,873)	(608)	(6,504)	(4,228)
Purchase of option to acquire NetThruPut Inc.	-	-	(10,265)	-
Acquisitions, net of cash acquired	-	(53,704)	(8,142)	(53,704)
Additions to intangible assets	(2,195)	-	(6,225)	-
Marketable securities	17,523	(2,260)	33,268	(37,308)

	13,455	(56,572)	2,132	(95,240)

Increase (decrease) in cash	7,417	(41,053)	16,380	8,533
Cash, beginning of period	45,981	78,071	37,018	28,485

Cash, end of period	$ 53,398	$ 37,018	$ 53,398	$ 37,018

TSX GROUP INC.
Market Statistics*
(Unaudited)
	Three months ended December 31		Year ended December 31

	2007	2006	2007	2006
Toronto Stock Exchange:
Volume (millions)	24,726.3	21,846.0	96,109.0	82,049.9
Value ($ billions)	439.7	367.7	1,697.2	1,416.1
Transactions (000s)	34,143.3	24,069.4	118,578.2	85,651.9
Issuers Listed	1,613	1,598	1,613	1,598
New Issuers Listed:	52	46	207	197
Number of Initial Public Offerings	27	24	99	108
Number of graduates from TSX Venture/NEX	15	20	72	67
New Equity Financing: ($ millions)	11,728.6	13,013.5	47,613.9	41,793.4
Initial Public Offering Financings ($ millions)	2,627.7	1,885.2	7,321.3	9,927.2
Secondary Offering Financings [1] ($ millions)	5,911.8	6,448.1	23,157.7	19,513.4
Supplementary Financings ($ millions)	3,189.1	4,680.2	17,134.9	12,352.8
Market Cap of Issuers Listed ($ billions)	2,095.3	2,061.3	2,095.3	2,061.3
S&P/TSX Composite Index [2] Close	13,833.1	12,908.4	13,833.1	12,908.4
TSX Venture Exchange: [3]
Volume (millions)	15,138.2	9,445.0	53,147.4	37,674.5
Value ($ millions)	11,378.7	7,968.1	44,970.4	33,277.9
Transactions (000s)	2,235.6	1,595.2	8,675.1	6,487.2
Issuers Listed	2,338	2,244	2,338	2,244
New Issuers Listed	87	49	273	186
New Equity Financing: ($ millions)	2,923.3	2,182.8	11,652.4	8,047.8
Initial Public Offering Financings ($ millions)	207.4	98.7	532.7	369.7
Secondary Offering Financings [1] ($ millions)	2,715.9	2,084.1	11,119.7	7,678.1
Market Cap of Issuers Listed: ($ billions)	58.5	55.3	58.5	55.3
S&P/TSX Venture Composite Index [2] Close	2,839.7	2,987.1	2,839.7	2,987.1

Toronto Stock Exchange and TSX Venture Exchange:
Professional and Equivalent Real-time Data Subscriptions	160,413	139,031	160,413	139,031

1 Secondary Offering Financings includes prospectus offerings on both a treasury and secondary basis.

2 S&P is a trade-mark owned by The McGraw-Hill Companies, Inc. and is used under license.

3 TSX Venture Exchange market statistics do not include data for debt securities. 'New Issuers Listed' and 'S&P/TSX Venture Composite Index Close' statistics exclude data for issuers on NEX. All other TSX Venture Exchange market statistics include data for issuers on NEX, which is a board that was established on August 18, 2003 for issuers that have fallen below TSX Venture's listing standards (162 issuers at December 31, 2007 and 164 issuers at December 31, 2006).

*Certain comparative figures have been restated.

SUPPLEMENTARY INFORMATION ON DEFERRED REVENUE - INITIAL AND ADDITIONAL LISTING FEES1

As at December 31, 2007

(Unaudited)

(in millions of dolars)

Future amortization of deferred revenue - initial and additional listing fees

	Q1	Q2	Q3	Q4	Total Year
2008	15.6	15.5	15.4	15.3	61.8
2009	15.2	15.1	14.9	14.8	60.0
2010	14.7	14.6	14.4	14.3	58.0
2011	14.1	14.0	13.8	13.5	55.4
2012	13.3	12.9	12.6	12.4	51.2
2013	12.0	11.8	11.3	10.8	45.9
2014	10.3	9.8	9.3	8.7	38.1
2015	8.2	7.5	6.9	6.5	29.1
2016	5.9	5.1	4.3	3.7	19.0
2017	2.9	2.0	1.0	0.3	6.2
	Total deferred revenue - initial and additional listing fees				$ 424.7

Note: only includes initial and additional listing fees billed up to December 31, 2007 (and is calculated based on an estimated service period of ten years)

1 Please refer to Forward-Looking Information, Risks and Uncertainties